UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                           ROBERTSON-CECO CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                         (Title of Class of Securities)

                                   770 539 203
                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                           The Heico Companies, L.L.C.
     5600 Three First National Plaza, Chicago, Illinois 60602 (312) 419-8220
         (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  770 539 203
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MICHAEL E. HEISLEY, SR.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) /X/

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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         BK
-----------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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                                     7      SOLE VOTING POWER
NUMBER OF SHARES                            10,916,363
  BENEFICIALLY             _____________________________________________________
   OWNED BY                          8      SHARED VOTING POWER
     EACH                                   -0-
   REPORTING               _____________________________________________________
    PERSON                           9      SOLE DISPOSITIVE POWER
     WITH                                   10,916,363
                           -----------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            -0-
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,916,363
-----------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   / /
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.8%
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14       TYPE OF REPORTING PERSON
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         THE HEICO COMPANIES, L.L.C. (FORMERLY CALLED HEISLEY INVESTMENTS LIMITED PARTNERSHIP)
-----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) /X/
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3        SEC USE ONLY
-----------------------------------------------------------------
4        SOURCE OF FUNDS*
         BK
-----------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     / /
-----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-----------------------------------------------------------------
                                     7      SOLE VOTING POWER
NUMBER OF SHARES                            8,748,736
  BENEFICIALLY             _____________________________________________________
   OWNED BY                          8      SHARED VOTING POWER
     EACH                                   -0-
   REPORTING               _____________________________________________________
    PERSON                           9      SOLE DISPOSITIVE POWER
     WITH                                   8,748,736
                           -----------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            -0-
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,748,736
-----------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   / /
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.3%
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14       TYPE OF REPORTING PERSON
         CO (Limited Liability Company)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         HEICO HOLDINGS, INC. (formerly Pettibone Corporation)
-----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) /X/
-----------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC, BK
-----------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     / /
-----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-----------------------------------------------------------------
                                     7      SOLE VOTING POWER
NUMBER OF SHARES                            2,166,500 shares
  BENEFICIALLY             _____________________________________________________
   OWNED BY                          8      SHARED VOTING POWER
     EACH                                   -0-
   REPORTING               _____________________________________________________
    PERSON                           9      SOLE DISPOSITIVE POWER
     WITH                                   2,166,500 shares
                           -----------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            -0-
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         2,166,500
-----------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   / /
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.4%
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14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Amendment No. 10
                                       to
                                  Schedule 13D
                                       of
                             Michael E. Heisley, Sr.
                               Heico Holding, Inc.
                                       and
                           The Heico Companies, L.L.C.
             (formerly called Heico Investments Limited Partnership)
                               with respect to the
                     Common Stock, par value $0.01 per share
                                       of
                           Robertson-Ceco Corporation


         The information contained in the following schedules is incorporated herein by reference: (i) original Schedule 13D ("Original Schedule 13D") filed November 19, 1993 by RC Holdings, Inc., formerly called Heico Acquisitions, Inc. ("RC Holdings"), and Michael E. Heisley, Sr. ("Heisley"), (ii) Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") filed December 14, 1993 by RC Holdings, Heisley and RBC Holdings, L.P., a Delaware limited partnership ("RBC"), (iii) Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2") dated November 20, 1995 by RC Holdings, Heisley, RBC, Michael E. Heisley, Jr. and Emily Heisley Stoeckel, (iv) Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3") filed January 10, 1996 by Heico, Heisley, RBC, RC Holdings and Heico Holding, Inc., formerly known as Pettibone Corporation, (v) Amendment No. 4 to the Original Schedule 13D ("Amendment No. 4") filed August 20, 1996,
(vi) Amendment No. 5 to the Original Schedule 13D filed October 9, 1996 ("Amendment No. 5"), (vii) Amendment No. 6 to the Original Schedule 13D filed in February 1997 ("Amendment No. 6"), (viii) Amendment No. 7 to the Original
Schedule 13D filed in August 1997 by RC Holdings, Heisley, Heico Companies, Heico and RBC, (ix) Amendment No. 8 to the Original Schedule 13D filed in September 1997 by RBC, Heisley, Heico Companies, Heico and RC Holdings, and (x) Amendment No. 9 to the Original Schedule 13D filed in January 1998 by RC Holdings, RBC, Heisley, Heico and Heico Companies.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 10 to Schedule 13D ("Amendment No. 10") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Robertson-Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5000 Executive Parkway, Suite 425, San Ramon, California 94583.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 10 is filed on behalf of (i) Michael E. Heisley, Sr. ("Heisley"), (ii) The Heico Companies, L.L.C., formerly called Heisley Investments Limited Partnership (the "Heico Companies") and (iii) Heico Holding, Inc. ("Heico"). Heisley is the Chief Executive Officer and Vice Chairman of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Heico Companies purchased 374,292 shares of Common Stock at $10.00 per share on October 12, 1999. Heico Companies financed such purchase with its line of credit with Bank of America Illinois.

ITEM 4.  PURPOSE OF TRANSACTION

         Except as provided herein, Heisley, Heico and Heico Companies have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, subject to their obligations under various loan agreements disclosed herein or in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, or Amendment No. 9 they may dispose of all or a portion of the shares of Common Stock held by any of them, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Heisley directly owns 1,127 shares of Common Stock, over which he has sole voting and dispositive power.

         Heico Companies (and Heisley, indirectly through Heico Companies) beneficially owns 8,748,736 shares of Common Stock, which represent 54.3% of the issued and outstanding Common Stock (based on 16,111,550 shares outstanding). Heisley, as a general partner of, and as director and President of the other general partner of, Heico Companies, has sole voting and dispositive power with respect to such Common Stock.

         Heico (and Heisley indirectly through Heico) beneficially owns 2,166,500 shares of Common Stock which represents 13.4% of the issued and outstanding Common Stock (based on 16,111,550 shares outstanding). Heisley, as controlling partner of the sole stockholder of Heico and as Chief Executive Officer of Heico, has sole voting and dispositive power with respect to such Common Stock.

         When the above shares are aggregated, Heisley, Heico and Heico Companies collectively beneficially own 10,916,363 shares of Common Stock, which represent 67.8% of the issued and outstanding Common Stock (based on 16,111,550 shares outstanding).

         (c) On October 12, 1999, Heico Companies purchased 374,292 shares of Common Stock at $10 per share in a private transaction.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as stated in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 or Amendment No. 9, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among RBC, Heisley, Heico and Heico Companies, or between them and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 15, 1999                        /s/ Michael E. Heisley, Sr.
                                               ______________________________
                                               Michael E. Heisley, Sr.


                                               HEICO HOLDING, INC.


                                               By:  /s/ Michael E. Heisley, Sr.
                                                  ___________________________
                                               Name:  Michael E. Heisley, Sr.
                                               Title: Chief Executive Officer


                                               THE HEICO COMPANIES, L.L.C.

                                               By:  Heisley Addison Properties,
                                                    Inc., its general partner


                                               By:  /s/ Michael E. Heisley, Sr.
                                                  ____________________________
                                               Name:  Michael E. Heisley, Sr.
                                               Title: President